Exhibit (a)(5)(v)

NEWS RELEASE	NEWS RELEASE	NEWS RELEASE

SUMMARY:
United Capital Corp. Announces
Preliminary Results of its Tender Offer

COMPANY CONTACT:
Anthony J. Miceli
Chief Financial Officer
www.unitedcapitalcorp.net
(516) 466-6464

FOR IMMEDIATE RELEASE

GREAT NECK, New York, July 26, 2011…United Capital Corp. (NYSE Amex: AFP) announced today the preliminary results of its tender offer to purchase up to 3,600,000 shares of its common stock at a price of $30 per share (net to the seller in cash, without interest), which expired at 5:00 p.m., New York City time, on July 25, 2011.

Based on the preliminary count by Continental Stock Transfer & Trust Company, the Depositary for the tender, approximately 3,380,000 shares of common stock were properly tendered and not withdrawn, including approximately 18,000 shares that were tendered through notice of guaranteed delivery.  Since the tender offer was not fully subscribed, no proration is required and all shares properly tendered and not withdrawn will be accepted for purchase.   As such, United Capital expects to accept for purchase an aggregate of approximately 3,380,000 shares of its common stock, at a purchase price of $30 per share, for a total cost of approximately $101.4 million, excluding fees and expenses related to the tender.

Following consummation of the tender offer, United Capital expects to have approximately 7.4 million shares of common stock outstanding.

The number of shares tendered and not withdrawn is preliminary and is subject to verification by the Depositary and to the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures).  The actual number of shares validly tendered and not withdrawn will be announced promptly following completion of the verification process.  Promptly after such announcement, the Depositary will issue payment for the shares validly tendered and accepted under the tender offer.

Investor questions concerning the tender offer may be directed to the information agent, MacKenzie Partners, Inc., at 800-322-2885.

Certain statements in this press release and other statements made by the Company or its representatives that are not strictly historical facts are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment.  The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, expressed or implied, by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.  The Company also assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based.  See our 2010 Annual Report on Form 10-K for a discussion of risk factors that could impact our future financial performance and/or cause actual results to differ significantly from those expressed or implied by such statements.

United Capital Corp. and its subsidiaries own and manage real estate and hotel properties and provide engineered products to industrial and automotive markets worldwide.

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